UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

   Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form).

2. Name of fund: Quintara Small Cap Value Fund, a series of Quintara Funds, a Delaware statutory trust (the "Fund"). As of the date of the Fund liquidation, Quintara Funds does not have any assets and requests to be deregistered. Quintara Small Cap Growth Fund, another series of Quintara Funds, was never operational.

3.   Securities and Exchange Commission File No.: 811-10563

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                615 East Michigan Street
                Milwaukee, WI  53202
                Attn.:  Rodney A. DeWalt, Esq.

6. Name, address and telephone number of individual of Commission staff should contact with any questions regarding this form:

                Rodney A. DeWalt, Esq.
                U.S. Bancorp Fund Services, LLC
                615 E. Michigan Street
                Milwaukee, WI  53202
                Ph. (414) 765-5340

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:



   Records Relating to:                        Located at:
   --------------------                        -----------
   Registrant's fund accounting servicing      U.S. Bancorp Fund Services, LLC
   agent, transfer agent and administrator     615 E. Michigan Street
                                               Milwaukee, Wisconsin  53202

   Registrant's investment adviser             Quintara Capital Management
                                               15 Hagar Avenue
                                               Piedmont, California 94611

   Registrant's custodian                      U.S. Bank, National Association
                                               425 Walnut Street
                                               Cincinnati, Ohio 45202


NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]   Unit investment trust; or

          [ ]   Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [X] Open-end                   [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                Ironwood Capital Management, LLC
                21 Custom House, Suite 240
                Boston, Massachusetts 02110

                Third Avenue Management, LLC
                767 Third Avenue, Fifth Floor
                New York, New York 10017-2023

                Harris Associates
                Two South LaSalle Street, Suite 500
                Chicago, Illinois 60602-3790


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                Quasar Distributors, LLC
                615 East Michigan Street
                Milwaukee, Wisconsin 53202

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(s):

     (b)  Trustee's name(s) and address(s):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [  ] Yes                       [X]      No

          If Yes, for each UIT state:

               Name(s):

               File No.: 811-_______

               Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes                        [ ] No

     If Yes, state the date on which the board vote took place:


          February 7, 2003


          If No, explain:


(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration:

         [  ] Yes                       [X] No

          If Yes, state the date on which the shareholder vote took place:


          If No, explain:

          Trust provisions allow the Board of Trustees to liquidate the Fund without shareholder approval.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes                        [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          February 25, 2003

     (b)  Were the distributions made on the basis of net assets?

         [X] Yes                       [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

         [X] Yes                       [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e) Liquidations only: Were any distributions to shareholders made in kind?

         [  ] Yes                       [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  Closed-end funds only: Has the fund issued senior securities?

         [  ] Yes                       [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes                       [ ] No

          If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ] Yes                       [X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is file? (See question 18 above)

         [  ] Yes                       [X] No

          If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

         [  ] Yes                       [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ] Yes                       [X] No

          If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

     (i)  Legal expenses:                                         $0.00

     (ii) Accounting expenses:                                    $0.00

     (iii) Other expenses (list and identify separately):
           Deregistration (various states)                      $530.00

     (iv) Total expenses (sum of lines (i)-(iii) above):        $530.00

     (b)  How were those expenses allocated? Directly to Adviser

     (c)  Who paid those expenses? Adviser

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ] Yes                       [X] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [  ] Yes                       [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ] Yes                       [X] No

          If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:


     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Quintara Small Cap Value Fund (ii) he is the President of the Quintara Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                        /s/ Matthew L. Sadler
                                        -----------------------------------
                                         Matthew L. Sadler
                                         President
                                         Quintara Funds